Exhibit (a)(1)(xiv)
FORM OF REMINDER E-MAIL TO ELIGIBLE OPTION HOLDERS
September 22, 2009 — Last Day (Offer Expiration Date)
     Today is the last day to elect to exchange your eligible old options as part of the Lakes Entertainment, Inc. Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock (the “Offer”) The Offer will expire at 11:00 p.m., Central Daylight Time, today, September 22, 2009.
     If you would like to participate in this offer and have not previously sent in an election to accept the Exchange Offer, you must properly complete and deliver to us an election to participate on the Election Form before 11:00 p.m., Central Daylight Time, today, September 22, 2009. The Election Form can be delivered by hand delivery, by facsimile at 952-449-7068, attention Damon Schramm, or by e-mail (via PDF or similar imaged document file) to optionexchange@Lakesentertainment.com.
     Only elections that are complete and actually received by the deadline will be accepted. If you have questions, please direct them by e-mail to optionexchange@Lakesentertainment.com.
     We are sending this e-mail to you to notify you of the exact final exchange ratios and the exercise price of new options. Below is a table that you can use to calculate the number of shares that would be subject to each new option compared to the number of shares subject to your eligible old options based on the final exchange ratios.
     If you have previously elected to accept the Exchange Offer and desire to withdraw that election, you must deliver a form of withdrawal notice (in the form of Exhibit (a)(1)(ix)) prior to 11:00 p.m. Central Daylight Time, today, September 22, 2009.
Final Exchange Ratios Applicable to Eligible Old Options.
     Utilizing the Black-Scholes value of the new options and eligible old options determined based on a per share stock price of [$___], which was the closing price of our common stock on September 22, 2009, the final exchange ratios applicable to eligible options granted under the 1998 Stock Option and Compensation Plan, the 1998 Director Stock Option Plan and the 2007 Stock Option and Compensation Plan are as follows:

Grant	Exercise Price of Eligible	Exchange	Maximum Number of Shares Underlying	Shares After Application	Remaining Life
Year	Grants	Ratio	Eligible Options	of Exchange Ratio	(in years)
$
(1)	If application of the applicable exchange ratio to a particular new option to be granted in exchange for an old option tendered results in a fractional share, the number of shares underlying the new option will be rounded down to the nearest whole share. No consideration will be paid for such fractional shares.
Exercise Price.
     The new options will be granted with an exercise price equal to [$___], which was the closing price of our common stock today, September 22, 2009.
This notice does not constitute the Offer to Exchange. The full terms of the offer are described in the Offering Memorandum and the related Election Form attached hereto. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Lakes’ website at www.lakesentertainment.com.